July 14, 2025

Walter Healy
Chief Executive Officer
Hoyne Bancorp, Inc.
810 S. Oak Park Avenue
Oak Park, Illinois 60304

       Re: Hoyne Bancorp, Inc.
           Registration Statement on Form S-1
           Filed June 17, 2025
           File No. 333-288102
Dear Walter Healy:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Risk Factors
The level of our commercial real estate loan portfolio my subject us to additional regulatory scrutiny, page 16

1. We note your reference to a number of commercial real estate loans, including multi-
       family loans. Please tell us, with a view towards enhanced disclosure in the risk factors and in your management's discussion, about any significant factors that impact your commercial loan portfolio. For instance, discuss whether any particular loan type is dependent on a small number of borrowers, or if the properties that secure your multi-family loans are subject to rent regulation.
A deterioration in economic conditions in our markets, page 17

2. Please revise this risk factor to discuss, as appropriate, the factors that impact the
       Chicago Metropolitan area in which you focus. For instance, discuss any changes in
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       occupancy for office, industrial or retail real estate. Discuss the extent to which the ability to compete in this area is dependent on existing relationships, and how this might impact your business strategy to increase your commercial real estate loan portfolio. Consider making appropriate changes to your MD&A, business and/or other risk factors based upon your response.
We are subject to certain risk if we are able to grow through opportunistic mergers and acquisitions, page 18

3. We note that you have completed two mergers while still a mutual holding company.
       Revise this risk factor to discuss any difficulties you overcame in those mergers that might help investors better understand this risk. Similarly, please clarify if you believe that the risks from an attempt to grow through acquisitions might be changed once you have the ability to offer your common stock as part of an acquisition strategy.
Real Estate Owned, page 53

4.     We note your disclosure that the increase in Real Estate Owned during the three
       months ended March 31, 2025 was due to the net change in valuation upon transfer from premises and equipment from a net book value of $730,000 to market value of
       $2.2 million for a branch location. We also note similar disclosure on page 54 related to another branch location during the fiscal year ended December 31, 2024. As a
       result, you recorded a    Gain on REO    of $675,573 and $698,850 in
your Consolidated
       Statement of Income during the quarterly and annual periods ended March 31, 2025 and December 31, 2024, respectively. Please tell us the authoritative guidance relied
       upon which resulted in the    Gain on REO    recorded for each period
presented and
       how you considered the guidance in ASC 360-10-35-37 through 35-43. In your response, please also tell us how you considered these closed branch locations to be held for sale pursuant to ASC 360-10-45-9 through 45-11.
Consolidated Statement of Equity, page F-4

5. Please tell us and revise your filing, as necessary, to explain what acquired equity represents and why it is separately presented within Retained Earnings in your
       Consolidated Statement of Equity for all periods presented.
Notes To The Consolidated Financial Statements, page F-28

6. Please revise to include segment reporting disclosures required by ASU 2023-07 and
       ASC 280.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lory Empie at 202-551-3714 or John Spitz at 202-551-3484 if you
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Page 3

have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance